Exhibit 99.1

Momo to Hold an Extraordinary General Meeting on August 2, 2021

BEIJING, CHINA, June 28, 2021 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social and entertainment platform in China, today announced it will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China at 2:00 pm (Beijing Time) on August 2, 2021.

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “Momo Inc.” to “Hello Group Inc.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on July 2, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof. The notice of EGM and form of proxy for the EGM are available on the Company’s website at http://ir.immomo.com.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com